Exhibit 12

COUSINS PROPERTIES INCORPORATED

STATEMENT REGARDING COMPUTATION OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED DIVIDENDS

(in thousands)

	September 30,	September 30,	September 30,	September 30,	September 30,
	2011	2010	2009	2008	2007
Earnings:

Loss from continuing operations before taxes, unconsolidated joint ventures, sale of investment properties and net income attributable to noncontrolling interests (A)	$(120,219)	$(36,452)	$(77,036)	$(5,631)	$(1,421)

Add:
Gain on sale of investment property	3,494	1,938	168,637	10,180	5,535
Distributed income of equity investees	8,918	11,394	7,237	23,751	7,716
Amortization of capitalized interest	1,497	2,020	2,821	1,726	1,168
Fixed charges	28,588	37,401	43,722	42,727	32,002

Subtract:
Capitalized interest	(600)	—	(3,736)	(14,894)	(23,474)

Earnings	$(78,322)	$16,301	$141,645	$57,859	$21,526

Combined Fixed Charges and Preferred Stock Dividends:

Interest expense	$27,784	$37,180	$39,759	$27,602	$8,268
Capitalized interest	600	—	3,736	14,894	23,474
Interest component of rental expense (30%)	204	221	227	231	260

Total Fixed Charges	28,588	37,401	43,722	42,727	32,002
Preferred stock dividends	(12,907)	(12,907)	(12,907)	(14,957)	(15,250)

Combined Fixed Charges and Preferred Stock Dividends	$15,681	$24,494	$30,815	$27,770	$16,752

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(B )	0.67	4.60	2.08	1.28

(A)	Prior years have been restated for the effect of discontinued operations. Therefore, the ratios are not comparable to amounts previously presented.

(B)

In 2011, the Company's Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends was negative. In addition, to the effect of discontinued operations, the Company recognized impairment losses of $107.8 million in 2011.